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                            August 9, 2021

       K. Charles Janac
       Chief Executive Officer
       Arteris, Inc.
       595 Millich Dr. Suite 200
       Campbell, CA 95008

                                                        Re: Arteris, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 26,
2021
                                                            CIK 0001667011

       Dear Mr. Janac:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       We will lose sales if we are unable to obtain government authorization to export certain of our products, page 38

   1. We note your response to prior comment 3. Please revise your disclosures to reflect the potential consequences
reflected in the second paragraph of your response.
 K. Charles Janac
Arteris, Inc.
August 9, 2021
Page 2

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameK. Charles Janac                        Sincerely,
Comapany NameArteris, Inc.
                                                          Division of
Corporation Finance
August 9, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName